

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2018

Kenneth Gayron
Executive Vice President and Chief Financial Officer
Avid Technology, Inc.
75 Network Drive
Burlington, MA 01803

      Re: Avid Technology, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed March 16, 2018
          Form 10-Q for the Quarterly Period Ended September 30, 2018
          Filed November 8, 2018
          File No. 001-36254

Dear Mr. Gayron:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Information Technologies
                                         and Services